To the shareholders of Alcon Inc.

Invitation to the Annual General Meeting of Alcon Inc.

SwissTech Convention Center (STCC), Rue Louis Favre 2,
1024 Ecublens, Switzerland

Friday, May 5, 2023, at 09:30 a.m. CEST
(doors open at 08:30 a.m. CEST)

Alcon

Agenda and Proposals of the Board of Directors
1.Approval of the operating and financial review of Alcon Inc., the annual financial statements of Alcon Inc. and the consolidated financial statements for 2022
Proposal
The Board of Directors proposes that the operating and financial review of Alcon Inc., the annual financial statements of Alcon Inc. and the consolidated financial statements for 2022 be approved, acknowledging the reports of the statutory auditors.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to approve the operating and financial review of Alcon Inc., the annual financial statements of Alcon Inc. and the consolidated financial statements for 2022.
2.Discharge of the members of the Board of Directors and the members of the Executive Committee
Proposal
The Board of Directors proposes that the members of the Board of Directors and the members of the Executive Committee be granted discharge for the 2022 financial year.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to approve the discharge of the members of the Board of Directors and the members of the Executive Committee.
3.Appropriation of earnings and declaration of dividend as per the balance sheet of Alcon Inc. of December 31, 2022
Proposal

(CHF thousands)
Balance brought forward from previous year	17,549,332
Dividend paid during the year	(98,326)
Net income for the year	235,176
Earnings available to the Annual General Meeting	17,686,182
The Board of Directors proposes that:
▪out of the earnings available to the Annual General Meeting, a gross dividend of CHF 0.21 per dividend-bearing share be declared while shares held by the Alcon Group will not be entitled to a dividend payment; and
▪the remaining amount of available earnings, after appropriation of the proposed dividend, be carried forward.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to approve the appropriation of retained earnings and declaration of dividend. Calculated on the total number of issued shares of 499,700,000, the proposed dividend corresponds to a maximum total amount of CHF 104,937,000. No dividend is paid on shares held by the Alcon Group. The first trading day ex-dividend is expected to be May 10, 2023, and the payout date in Switzerland is expected to be on or around May 12, 2023. The Swiss withholding tax of 35% will be deducted from the gross dividend amount.

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4.Votes on the compensation of the Board of Directors and of the Executive Committee
4.1Consultative vote on the 2022 Compensation Report
Recommendation
The Board of Directors recommends that the 2022 Compensation Report be accepted (non-binding consultative vote).
Comment: Pursuant to our Articles of Incorporation, the Board of Directors shall submit the 2022 Compensation Report to a consultative vote of the shareholders. The 2022 Compensation Report can be found in pages 78-107 of the 2022 Annual Report. Please also refer to the enclosed "Say-on-Pay" brochure for further explanations.
4.2Binding vote on the maximum aggregate amount of compensation of the Board of Directors for the next term of office, i.e. from the 2023 Annual General Meeting to the 2024 Annual General Meeting
Proposal
The Board of Directors proposes that shareholders approve the maximum aggregate amount of compensation of the Board of Directors covering the period from the 2023 Annual General Meeting to the 2024 Annual General Meeting in the amount of CHF 3,900,000.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to vote on the compensation of the Board of Directors. Please refer to the enclosed "Say-on-Pay" brochure for further explanations.
4.3Binding vote on the maximum aggregate amount of compensation of the Executive Committee for the following financial year, i.e. 2024
Proposal
The Board of Directors proposes that shareholders approve the maximum aggregate amount of compensation of the Executive Committee for the 2024 financial year in the amount of CHF 41,900,000.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to vote on the compensation of the Executive Committee. Please refer to the enclosed "Say-on-Pay" brochure for further explanations.
5.Re-elections of the Chair and the Members of the Board of Directors
Proposal
The Board of Directors proposes the re-election of the current members of the Board of Directors, each for a term of office of one year extending until completion of the 2024 Annual General Meeting.
5.1Re-election of F. Michael Ball (as Member and Chair)
5.2Re-election of Lynn D. Bleil (as Member)
5.3Re-election of Raquel C. Bono (as Member)
5.4Re-election of Arthur Cummings (as Member)
5.5Re-election of David J. Endicott (as Member)
5.6Re-election of Thomas Glanzmann (as Member)
5.7Re-election of D. Keith Grossman (as Member)
5.8Re-election of Scott Maw (as Member)
5.9Re-election of Karen May (as Member)
5.10Re-election of Ines Pöschel (as Member)
5.11Re-election of Dieter Spälti (as Member)

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Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to elect the Chair and the members of the Board of Directors. The term of office for all members of the Board of Directors expires at the completion of the Annual General Meeting on May 5, 2023. All current members of the Board of Directors are standing for re-election. The re-elections of the members of the Board of Directors shall be effected on an individual basis. Information on the professional background of the current members of the Board of Directors can be found in the 2022 Annual Report, available at https://investor.alcon.com/financials/annual-reports/default.aspx.
6.Re-elections of the members of the Compensation Committee
Proposal
The Board of Directors proposes the re-election of the current members of the Compensation Committee, each for a term of office of one year extending until completion of the 2024 Annual General Meeting.
6.1Re-election of Thomas Glanzmann
6.2Re-election of Scott Maw
6.3Re-election of Karen May
6.4Re-election of Ines Pöschel
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to elect the members of the Compensation Committee. All current members of the Compensation Committee are standing for re-election. The re-elections shall be effected on an individual basis. The Board of Directors intends to re-designate Karen May as Chair of the Compensation Committee, subject to her re-election as a member of the Board of Directors and member of the Compensation Committee.
7.Re-election of the independent representative
Proposal
The Board of Directors proposes the re-election of Hartmann Dreyer, Attorneys-at-law, P.O. Box 343, 1701 Fribourg, Switzerland, as independent representative for a term of office of one year extending until completion of the 2024 Annual General Meeting.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to elect the independent representative.
8.Re-election of the statutory auditors
Proposal
The Board of Directors proposes the re-election of PricewaterhouseCoopers SA, Geneva, as statutory auditors for the 2023 financial year.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to elect the statutory auditors.

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9.Amendments to the Articles of Incorporation

Proposal
The Board of Directors proposes that the Articles of Incorporation of Alcon Inc. be amended in line with the Swiss corporate law reform, that entered into force on January 1, 2023, and best corporate governance practices, as follows:
9.1Deletion of the current Article 4a and introduction of a capital range (new Article 4a)
9.2Introduction of a conditional share capital (new Article 4b)
9.3Share capital (Article 4 and new Article 4c)
9.4Shareholders matters (Article 9, Article 10 paragraph 2, Article 11 paragraph 1, Article 12,
Article 17, Article 18 and Article 38)
9.5Board of Directors and related topics (Article 22 and Article 24 paragraph 1)
9.6Compensation and related topics (Article 29 paragraph 4, Article 30, Article 33 and Article 34 paragraph 3 and paragraph 4)
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to amend the Articles of Incorporation. Please refer to the enclosed brochure "Amendments to the Articles of Incorporation of Alcon Inc." for further explanations. The votes shall be effected on an individual basis. Please note that the introduction of the new Article 4c will only be proposed to the shareholders for a vote at the Annual General Meeting and introduced in the Articles of Incorporation if both new Articles 4a and 4b are approved and introduced in the Articles of Incorporation. The French and English proposed amended versions of the Articles of Incorporation are available under: https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2023/2023-Annual-General-Meeting/default.aspx. In case of any discrepancies, please note that the French version of the Articles of Incorporation shall prevail.
Fribourg, March 30, 2023
Alcon Inc.
Board of Directors

Enclosures:	‐ Registration form with reply envelope
‐ Brochure "Say-on-Pay"
‐ Brochure "Amendments to the Articles of Incorporation of Alcon Inc."

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Organizational Topics
No Trading Restriction on Shares of Alcon Inc.
The registration of shareholders for voting purposes does not affect the trading of shares held by registered shareholders before, during or after the Annual General Meeting.
Annual Report
The Annual Report is available electronically at https://investor.alcon.com/financials/annual-reports/default.aspx.
The invitation including the agenda and the proposals of the Board of Directors, along with the brochure "Say-on-Pay" and the brochure "Amendments to the Articles of Incorporation of Alcon Inc." will be mailed directly to shareholders who are registered in the Company’s share register with the right to vote.
Registration and Admission Cards
Shareholders entered in the share register with the right to vote on April 18, 2023 are entitled to vote in the Annual General Meeting. These shareholders may authorize Hartmann Dreyer Attorneys-at-Law to act as their independent representative either by using the reply form enclosed or electronically (e-voting). The reply form or a corresponding electronic notification must reach the independent representative no later than May 2, 2023.
Proxy/Voting
If you cannot attend our Annual General Meeting in person, you may:
a) authorize Hartmann Dreyer Attorneys-at-law to act as your independent representative;
or
b) arrange to be represented by means of a written proxy by a third person who does not need to be a shareholder.
Electronic Authorization/Voting and Instructions to the Independent Representative (e-voting)
Shareholders may register by using the e-voting platform via www.gvote.ch to either request an admission card, appoint a proxy or issue voting instructions to the independent representative.
The requisite login details are enclosed in the reply form. Personalized login details remain valid. Shareholders may submit voting instructions electronically, or change any instructions that they may have communicated electronically, up to but no later than 11:59 p.m. on May 2, 2023.
Additionally, holders of shares in the United States should follow the instructions provided by their brokers, trustees, nominees or the Company's transfer agent, as applicable.
Speakers' Desk
Shareholders who wish to speak are requested to notify the speakers’ desk near the podium before the Annual General Meeting begins.
Mobile Phones
Please switch off your mobile phones during the Annual General Meeting.
Translation
The Annual General Meeting will be conducted primarily in English. Simultaneous translation into French and German will be available.
Means of Transport
Shareholders are requested to use public transport since parking facilities at the STCC are limited.

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Public Transport
From the train station in Lausanne to STCC in Lausanne, please use the metro "M2" to "Croisettes" and get off at the stop "Lausanne-Flon". Then please use the metro "M1" to "Renens-Gare" and get off at the stop "EPFL". The journey is around 21 minutes. Metro "M2" is available every 2 to 5 minutes. Metro "M1" is available every 5 to 7.5 minutes.
From the train station in Renens to STCC in Lausanne, please use the metro "M1" to "Lausanne-Flon" and get off at the stop "EPFL". The journey is around 6 minutes. Metro "M1" is available every 5 to 7.5 minutes.
Leaving the Annual General Meeting Early
Shareholders who leave the Annual General Meeting early are requested to hand in their unused voting materials and the electronic voting unit on their way out.

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Contact Us
Alcon Inc.
Rue Louis-d'Affry 6
1701 Fribourg
Switzerland
Phone: +41 58 911 21 10
investor.relations@alcon.com
https://investor.alcon.com/home/default.aspx

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